U.S. COMMERCIAL CORP., S.A.B. DE C.V.

December 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JAN 02 2008
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2007
WASH. D.C.
182

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the information of U.S. Commercial Corp., S.A.B. de C.V., related to Notice to the market, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on December 7, 2007:

"In accordance with the announcement made during year 2006, U.S. Commercial Corp., S.A.B. de C.V. ("USCOM") was examining several opportunities in its subsidiary CompUSA, Inc. ("CompUSA"). Such opportunities included strategic alternatives such as mergers, acquisitions, strategic alliances and divestments in order to adapt to the prevailing market conditions.

As a result of such analysis, today USCOM informed the investors public that it has concluded the divestment of its shareholding of CompUSA's capital stock same that has been transferred in favor of the financial group Gordon Brothers."

07028824

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

END